                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                  COMSHARE INC.
                                  -------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    205912108
                            ------------------------
                                 (CUSIP Number)

                                  Ciaran Murray
                             Chief Financial Officer
                              Codec Systems Limited
                            Hyde House, Adelaide Road
                                Dublin 2, Ireland
                                011-353-1-6034300

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2001
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 2 OF 12 PAGES
-----------------------------                         -------------------------


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    Codec Systems Limited                                     I.R.S. I.D. # [  ]
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)|_|
                                                                          (b)|_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS               WC
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Ireland
-------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                                505,100
BENEFICIALLY                        -------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                                            0
WITH                                -------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                                    505,100
                                    -------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON   505,100
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.08%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
             CO


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 3 OF 12 PAGES
-----------------------------                         -------------------------


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    Anthony Stafford                                     I.R.S. I.D. # [  ]
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS               OO
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Ireland
-------------------------------------------------------------------------------
NUMBER OF                7.  SOLE VOTING POWER
SHARES                                     505,100
BENEFICIALLY             ------------------------------------------------------
OWNED BY                 8.  SHARED VOTING POWER
EACH PERSON                                   0
WITH                     ------------------------------------------------------
                         9.  SOLE DISPOSITIVE POWER
                                           505,100
                         ------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER
                                              0
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON   505,100
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.08%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
        IN


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 4 OF 12 PAGES
-----------------------------                         -------------------------



Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, no par value (the "Shares"), of Comshare Inc., a Michigan corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Briarwood Circle, Ann Arbor, MI 48108.


Item 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by the following corporation and individual (the "Filing Parties"):

         1. Codec Systems Limited ("Codec") is a privately-owned corporation organized under the laws of Ireland whose principal business is the sale and development of computer software, computer hardware and related training and consulting services. Codec currently serves as a distributor of the Issuer's products and services in certain European markets. The address of the principal executive offices and principal business of Codec is Hyde House, Adelaide Road, Dublin 2, Ireland.

         2. Anthony Stafford. Mr. Stafford's principal occupation is Managing Director of Codec. His principal business address is Hyde House, Adelaide Road, Dublin 2, Ireland.

         Set forth in Schedule I (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of Codec's directors and executive officers as of the date hereof.

         During the past five years, neither the Filing Parties nor, to their knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither the Filing Parties nor, to their knowledge, any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the individuals listed in this Item 2 or Schedule I hereto is a citizen of Ireland.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Codec has acquired 505,100 Shares (as reported in Item 5) in the open market at a total cost of approximately $1,467,889 (including commissions). The source of funds for these purchases was working capital of Codec.


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 5 OF 12 PAGES
-----------------------------                         -------------------------


         To the knowledge of the Filing Parties, Ronan Stafford, who is a director of Codec, the managing director of Codec Limited (which is a wholly-owned subsidiary of Codec) and the son of Anthony Stafford, acquired 6,700 Shares in the open market on or prior to February 9, 2001 at a total cost of approximately $20,000 (including commissions). The Filing Parties disclaim ownership of the Shares beneficially owned by Ronan Stafford.


Item 4.  PURPOSE OF TRANSACTION.

         The primary purpose of the acquisition of the Shares by the Filing Parties was as a strategic financial investment. The purpose of the investment is to provide potential capital appreciation and to enhance Codec's existing relationship with the Issuer.

         Depending upon Codec's future strategic initiatives in its markets and upon the Issuer's prospects and future development, Codec may from time to time purchase or sell Shares to increase or decrease its holding in the Issuer. In addition, through its equity holding and its existing business relationship with the Issuer as a distributor, Codec may from time to time hold discussions with management on its future strategy and direction or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business and changing operational or marketing strategies. Any additional purchases and sales of the Shares may be in the open market or privately negotiated transactions or otherwise.

         Other than as described above, neither of the Filing Parties nor, to their knowledge, any other person named in Schedule I hereto has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D, though as a significant stockholder of the Issuer and through any representation they may have on the Issuer's board of directors, the Filing Parties may, from time to time, consider one or more of such actions.

         To the knowledge of the Filing Parties, the acquisition of shares by Ronan Stafford was as a financial investment.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Codec is the beneficial owner of 505,100 Shares, or approximately 5.08% of the 9,934,541 Shares outstanding as of December 31, 2000 ( the "Outstanding Shares"), according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter then ended. By virtue of his ownership of 90% of the issued and outstanding voting stock of Codec, Anthony Stafford may be deemed to beneficially own the Shares held by Codec. Anthony Stafford disclaims such beneficial ownership.


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 6 OF 12 PAGES
-----------------------------                         -------------------------


         As of the date hereof, to the knowledge of the Filing Parties, Ronan Stafford is the beneficial owner of 6,700 Shares, less than 1% of the Outstanding Shares. The Filing Parties disclaim beneficial ownership of the Shares so held by Ronan Stafford.


(b) Codec has the sole power to vote and to dispose of the Shares beneficially held by it described in (a) above. Anthony Stafford may be deemed to have the same power by virtue of his ownership of 90% of the issued and outstanding voting stock of Codec.

         To the knowledge of the Filing Parties, Ronan Stafford has the sole power to vote and to dispose of the Shares beneficially held by him described in (a) above.

(c) The table below sets forth purchases of the Shares by the Filing Parties during the last 60 days. All of such purchases were effected by Codec on the NASDAQ National Market:



                                                         Approximate Price
                                                           Per Share ($)
                Date (2001)      Amount of Shares    (Exclusive of Commissions)
                -----------      ----------------    --------------------------

                    3/1               27,900                    2.88

                    3/2                 2000                    2.97

                    3/5                5,800                    2.91

                    3/6               44,300                    2.88

                    3/7                1,200                    2.97

                    3/9               11,000                    2.92

                    3/12              35,900                    2.93

                    3/13              12,700                    2.97

                    3/14               3,600                    2.93

                    3/15               7,000                    2.95

                    3/16               8,600                    2.92

                    3/19               4,800                    2.88


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 7 OF 12 PAGES
-----------------------------                         -------------------------


                    3/20              16,400                    2.81

                    3/21              58,800                    2.94

                    3/28               5,100                    2.77

                    3/29              22,000                    2.76

                    3/30               2,500                    2.76

                    4/2                8,600                    2.73

                    4/3               10,000                    2.75

                    4/4                5,200                    2.76

                    4/5                2,800                    2.75

                    4/6               15,600                    2.95

                    4/9                2,600                    2.94

                    4/10              13,500                    2.92

                    4/16               2,800                    2.80

                    4/17               1,600                    2.78

                    4/18              67,700                    2.83

                    4/19               2,400                    2.81

                    4/20              21,900                    2.93

                    4/23              14,000                    2.93

                    4/24              25,000                    2.93

                    4/26              20,400                    2.93

                    4/27              11,400                    2.93

                    5/2               10,000                    2.93

         To the knowledge of the Filing Parties, none of the persons named in
Schedule I has purchased any Shares during the last 60 days.


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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 8 OF 12 PAGES
-----------------------------                         -------------------------


(d) No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Parties and, to the knowledge of the Filing Parties, the Shares beneficially owned by Ronan Stafford.

(e)      Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither the Filing Parties nor, to their knowledge, any person named in
Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A --Joint Filing Agreement dated May 2, 2001 between Codec Systems Limited and Anthony Stafford.



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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 9 OF 12 PAGES
-----------------------------                         -------------------------




                                    SIGNATURE


         Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.


                                    CODEC SYSTEMS LIMITED



                                    By:  /s/ CIARAN MURRAY
                                         ------------------
                                         Name: Ciaran Murray
                                         Title: Chief  Financial Officer




                                         /s/ ANTHONY STAFFORD
                                         --------------------
                                             Anthony Stafford



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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 10 OF 12 PAGES
-----------------------------                         -------------------------




                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              CODEC SYSTEMS LIMITED

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Codec Systems Limited. Except as indicated below, the business address of each such person is Hyde, House, Adelaide Road, Dublin 2, Ireland.

--------------------------------------------------------------------------------------

         NAME AND TITLE                   PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------------------------------------------------------------------------
         Anthony Stafford                              Same
         Managing Director
--------------------------------------------------------------------------------------
          Richard Nolan                                Same

           Director
--------------------------------------------------------------------------------------
         Ciaran Murray                                 Same
    Chief Financial Officer
--------------------------------------------------------------------------------------
          Ronan Stafford           Managing Director of Codec Limited, a wholly owned
            Director                     subsidiary of Codec Systems Limited
--------------------------------------------------------------------------------------




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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 11 OF 12 PAGES
-----------------------------                         -------------------------




                                  EXHIBIT INDEX

NAME OF EXHIBIT

A. Joint Filing Agreement dated May 2, 2001 between Codec Systems Limited and Anthony Stafford.



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-----------------------------                         -------------------------
CUSIP NO. 205912108                      13D          PAGE 12 OF 12 PAGES
-----------------------------                         -------------------------


                                    Exhibit A


                             JOINT FILING AGREEMENT


         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.


Dated:  May 2, 2001






                                           CODEC SYSTEMS LIMITED



                                           By:  /s/ CIARAN MURRAY
                                                -----------------
                                                Name: Ciaran Murray
                                                Title: Chief Financial Officer




                                                /s/ ANTHONY STAFFORD
                                                --------------------
                                                    Anthony Stafford